Exhibit 4.51

EXECUTION VERSION
PREFERRED STOCK EXCHANGE AGREEMENT

 DRYSHIPS INC.
This Preferred Stock Exchange Agreement (the "Agreement") is made as of March 24, 2016 by and between DRYSHIPS INC., a Marshall Islands corporation (the "Company"), and SIFNOS SHAREHOLDERS INC., a Marshall Islands corporation (the "Seller").
WHEREAS, the Board of Directors of the Company deems it to be advisable and in the best interests of the Company and its stockholders that the Company exchanges certain of the outstanding shares of the Company's preferred stock from the Seller.
NOW THEREFORE, in consideration of the following mutual agreements and covenants, the parties hereto hereby agree as follows:
1.          Sale of Stock. Subject to the terms and conditions of this Agreement, on the Exchange Date (as defined below), the Company shall exchange (the "Exchange") from the Seller 4,000,000 shares of the Company's preferred stock (the "Shares") currently held by the Seller (or its designee), which have been adjusted for a reverse stock split ratio of 25 to 1, effectuated by the Company on March 11, 2016 and the Proportional Adjustment set forth in the Certificate of Designations of Rights, Preferences and Privileges of Series B Preferred Stock of DryShips Inc., dated December 28, 2015, at an exchange price per Share equal to 12% discount to the 10-day volume weighted average price calculated as of the close of business on March 22, 2016 or at a total exchange price of $ 9,000,000.00 (whichever is less, the "Exchange Price").
2.          Exchange. The exchange and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution of this Agreement by the parties or on such other date as the Company and the Seller shall agree (the "Exchange Date"). On the Exchange Date, (i) the Seller shall deliver to the Company (or its designee) the Shares to be exchanged by the Company in exchange for an increase by the amount of the Exchange Price in the amount of the aggregate outstanding Loans (the "Loan Increase") under the Secured Revolving Facility Agreement, dated as of October 21, 2015, as amended by the First Amendment thereto, dated as of November 11, 2015 (as so amended and as may be further amended, restated, supplemented or otherwise modified from time to time, the "Facility Agreement"), between the Company, as borrower, and the Seller, as lender, (ii) the Loan Increase shall be evidenced by a written borrowing request for the amount of the Exchange Price delivered in accordance with Section 2.02 of the Facility Agreement and the amount of the aggregate outstanding Loans under the Facility Agreement shall then be deemed to be automatically increased by the amount of the Exchange Price without any additional action by any party or any funding obligation on the part of the Seller, as lender, (iii) the Company, as borrower, and the Seller, as lender, shall reflect the Loan Increase in its respective books and records or registers relating to the Facility Agreement, if any, and (iv) the Facility Agreement shall be amended to incorporate the changes described in Annex I hereto.
3.          Termination of Rights. The Seller agrees that upon the Exchange and the Loan Increase in accordance with Section 2 hereof, the Company shall become the legal and beneficial owner of the Shares being exchanged and all rights and interest therein or related thereto and that the Seller shall immediately cease to be a stockholder of the Company with respect to the Shares.
4.          Miscellaneous.
(a)          Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York.
(b)          Entire Agreement; Enforcement of Rights. This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.
(c)          Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.
(d)          Construction. This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.
(e)          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.
(f)          Facility Document. This Agreement shall constitute a "Facility Document" for purposes of the Facility Agreement and the other Facility Documents.
(g)          No Waiver. The execution and delivery of this Agreement by the Seller shall not be construed to waive, limit, prejudice or otherwise adversely affect any of rights, powers, privileges and remedies of the Seller, available to it as lender under the Facility Documents, by statute, at law or in equity, (i) as to the Company as borrower under the Facility Documents and any other Person as a result of or otherwise in connection with any Default (as defined in the Facility Agreement) (whether known or unknown and whether previously or currently existing or arising in the future), which rights, powers, privileges and remedies may be exercised at any time or from time to time without further notice while such Default is continuing or (ii) to receive any and all other sums that may be or may become due or payable under any Facility Document or any other agreement, document or instrument delivered in connection with any Facility Document, all of which rights, powers, privileges and remedies are expressly reserved.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.
COMPANY: DRYSHIPS INC. By: /s/ Ziad Nakhleh Name: Ziad Nakhleh Title: Chief Financial Officer
SELLER: SIFNOS SHAREHOLDERS INC. By: /s/ Savvas Tournis Name: Savvas Tournis Title: Attorney-in-fact

ANNEX I
1.	The maximum amount of the Commitment is to increase by $10 million to $70 million from $60 million.
2.	The Borrower has the option to extend the maturity of the facility by 12 months from October 21, 2018 to October 21, 2019.
3.	The Lender will no longer have the conversion right under Section 8.01 of the existing Facility Agreement and such Section 8.01 will be deleted in its entirety.
4.
Subject to the prior written consent of the Lender, the Borrower has the right to convert $8,750,000 of the outstanding balance of the Loans into 3,500,000 preferred shares of the Borrower which have a voting power of 5:1 (vis-à-vis the common) and which mandatorily convert into common on a 1:1 basis within 3 months after conversion.